Item 77C - Matters submitted to a vote of security holders

REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)


An Annual Meeting of Stockholders was held on June 3, 2013. At such meeting the stockholders elected the following Class I
Directors:

Class I             Affirmative Votes Cast    Shares Withheld
Douglas H. McCorkindale    37,425,885           661,295
Stephen P. Munn          32,306,805             5,780,375
Richard A. Redeker       32,271,356             5,815,824